Exhibit 99.27
The Challenges Financial burden of launching and operating satellite network Both TerreStar and MSV must raise additional capital to fund construction of satellites and terrestrial networks Mexico City Memorandum of Understanding governs L-band allocations MSV and Inmarsat relationship strained; negotiations to date have been unsuccessful Incremental handset costs are likely to be competitive (expected to cost only 0- 20% more) and size/style comparable with cellular handsets We believe that the reputation of current Motient leadership may be concern to potential partners CONFIDENTIAL DRAFT: ATTORNEY-CLIENT PRIVILEGE -- PREPARED AT REQUEST OF COUNSEL

Grants Under Equity Incentive Plan Appear Excessive The five Motient directors not standing for reelection would collectively receive approximately $500,000 worth of Motient common stock on their way out These five individuals would also receive stock options which were granted on the date when Motient's stock closed at its lowest price of the year (at the time) and immediately prior to: Directors announcing they were not standing for reelection Motient announcing its proposed consolidation with SkyTerra The value of these options in the future could range from zero to over one million dollars (if the market price of Motient's common stock doubles from its closing price of $14.43 on June 13, 2006) Does it make sense to approve a proposal that pays the outgoing members of the Motient Board more than half a million dollars in restricted stock and options that could ultimately be worth millions of dollars? How do these actions reflect the stated purpose of the Proposed Plan to give these individuals "incentive to work toward the continued growth and success of the Company"?